Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

This filing relates to the proposed merger involving B. Riley Principal 150 Merger Corp. (“B. Riley”) with FaZe Clan Inc. (“FaZe Clan”), pursuant to the terms of that certain Merger Agreement, dated as of October 24, 2021.

The following was made available to FaZe Clan employees on October 25, 2021.

Subj: The Future of FaZe Clan: Our Biggest Announcement Yet

To the FaZe Clan family,

2021 has been an astounding year for FaZe Clan. We’ve broken new ground in so many ways, by growing and innovating through the pandemic and believe we have established ourselves as the voice of Gen Z. In this year alone, we made history as the first gaming team to grace the cover of Sports Illustrated; Takashi Murakami compared the significance of our collaboration (which generated over $1 million in sales on the first day) to the iconic collaborations between Warhol and Basquiat; we hit a staggering 11 million followers on Instagram; we entered the DC Universe with our own Batman comic book; Daniel Craig dropped into our livestream to promote “No Time to Die”; and just last week alone, we had Nate Hill and Mongraal on the red carpet at the Dune premiere, livestreaming with Timothee Chalamet and Zendaya, while Swagg is seen repping FaZe in a nationally televised trailer for the new Scream movie.

We’re a young company, but we have more than a decade of history behind us. We’ve transformed from a group of kids doing trickshots into a global lifestyle and media platform, rooted in gaming and driving youth culture. We are in high-growth mode, impacting the transformations taking place in sports and entertainment in a meaningful way. It’s in our DNA to disrupt and show up in ways people don’t expect, and today, I’m thrilled to share with you the biggest announcement in our history -- FaZe Clan is going to become a public company.

This is a natural next step in the growth of FaZe Clan. There is no gaming organization, entertainment company or media brand quite like FaZe Clan. We have a tremendous opportunity ahead of us.

In the first quarter of 2022, we plan to close the deal and have our common stock listed on NASDAQ, more resources to further accelerate our growth, bringing our biggest ideas to life. None of this would have been possible without all of your diehard passion, creativity and dedication to FaZe. We’ve worked tirelessly, and we should all be immensely proud of what we’ve accomplished together.

I want to give some extremely important recognition to the brilliant minds and talented individuals who created and developed this brand in its early stages and have continued to grow it day-in and day-out for over a decade... our founders Apex, Banks, CBass, Rain and Temperrr. As my brothers and partners for life, I can't wait to continue on this journey with you.

As for the future of FaZe Clan, we’re going to invest in the brand, our talent and our community:

●	Our brand: The FaZe Clan brand is our biggest asset, built by world-renowned talent who create some of the most entertaining and cutting-edge content produced today. We will continue to invest in that talent (both current members and future recruits) and keep our fans deeply engaged as we express our brand in new and exciting ways.

●	Our content: We are experienced in creating content that not only resonates with our fans, but shows up in the formats and on the latest tech platforms our fans care about. Our focus is to expand our presence and venture into new platforms, as well as curate longer-form content.

●	Consumer products: FaZe Clan has now moved into both apparel and non-apparel products with early success. We also see a real opportunity to accelerate our presence in consumer products via acquisitions.

●	Gaming: Gaming is an important part of our global brand presence, and we will utilize our leadership in esports to further include more gaming communities and expand internationally. Our incredible teams will continue to be a major force in global competitions and we plan to enter new markets in the near future.

●	International: And as we move into new markets, we’ll leverage our proven playbook, taking a localized approach to finding new talent to help grow our presence as we continue to cement ourselves as a truly global brand.

FaZe is evolving from a digital publisher into an intellectual property engine, which we believe will unlock new ways to diversify our revenue. We’ll look at new growth opportunities across the creator economy and emerging technologies such as digital goods and the metaverse.

As a public company, we’ll continue to innovate and disrupt while always staying authentic to our roots. It’s critical that we stay true to who we are, and always remember that everything we do is for the FaZe Clan community and fans. We could never have arrived at this day without them and their support.

To learn more about our announcement today, you can read our press release [fazeclan.com/public] and check out this presentation for investors [investor.fazeclan.com]. If you have any questions, you can always reach out to me, Amit or Tammy, who have been with me at the forefront through this entire process.

There’s still a lot of work to be done before we go public and I’m incredibly excited for what’s to come. Again, none of this would be possible without the immense dedication and hard work from every single one of you. Thank you for everything that you do.

Here’s to a new beginning. FaZe Up!

Lee

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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